22006857

SEC Mail Processing

MAY 23 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70189

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FM (USA), LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ *Check here if respondent is also an OTC derivatives dealer*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Eighth Avenue, Suite 1603
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence Peccatiello	413-384-9862	tony@parallelmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – if individual, state last, first, and middle name)

369 Lexington Avenue, 25th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	361
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lawrence Pecciatiello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FM (USA), LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SWORN BEFORE ME THIS 17 DAY OF May 2022

Signature:

Title: CEO

Notary Public

CUI YING LI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6303092
Qualified In New York County
Commission Expires May 12, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70189

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FM (USA), LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Eighth Avenue, Suite 1603
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence Peccatiello	413-384-9862	tony@parallelmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – if individual, state last, first, and middle name)

Park West 80, Plaza One, 250 Pehle Ave Suite 601	Saddle Brook	NJ	07663
(Address)	(City)	(State)	(Zip Code)

10/20/2003	361
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Pecciatiello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FM (USA), LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO Lawrence Pecciatiello

[signature]
Notary Public

KATHERINE HAMILTON
MY COMMISSION # HH 203744
EXPIRES: December 1, 2025
Bonded Thru Notary Public Underwriters

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FM (USA), LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

FM (USA), LLC

CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FM (USA), LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in page 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditors since 2019.

Saddle Brook, New Jersey
March 1, 2022

FM (USA), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash	$	66,541
Prepaid expenses		7,944
TOTAL ASSETS	$	74,485

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		-
MEMBER'S EQUITY		74,485
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	74,485

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	$ -
EXPENSES	
Professional fees	55,005
Regulatory fees	4,749
Computer and internet	4,679
TOTAL EXPENSES	64,433
NET LOSS	$ (64,433)

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBER'S EQUITY DECEMBER 31, 2020	$	84,269
Member's Contributions		54,649
Net loss		(64,433)
MEMBER'S EQUITY, DECEMBER 31, 2021	$	74,485

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(64,433)
Adjustments to reconcile net loss to net cash used by operating activities		
Expenses paid by Sole Member reflected as member's contributions		54,649
Changes in operating assets:		
Prepaid expenses		(866)
NET CASH USED IN OPERATING ACTIVITIES		(10,650)
NET DECREASE IN CASH		(10,650)
CASH, BEGINNING OF YEAR		77,191
CASH, END OF YEAR	$	66,541

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

FM (USA), LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of March 13, 2019. The Company was founded in July 2018, under the laws of the State of Delaware.

The Company is a single member LLC, wholly-owned by Parallel Markets, Inc. (the "Sole Member"). The Company provides private placement and merger and acquisition services. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records revenue under the provisions of ASC 606. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing and uncertainty of revenue and cash flows arising from customer contracts.

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets. The Company recognizes private placement and investment banking upon completion of the underlying transaction based on the terms of the agreement. Related advisory fees received prior to the completion of the transaction are recognized over time using a time elapsed measure of progress for the related services performed when they relate to a distinct service and performance obligation separate from the transaction. Payments are generally due upon completion of a specified milestone and the Company recognizes a receivable between the date of the completion of the milestone and payment by the customer.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Information on Remaining Performance Obligations: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Remaining performance obligations are services that the firm has committed to perform in the future in connection with its contracts with clients. The firm's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction.

Contract balances: The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

There were no receivables related to revenues from contracts with customers at December 31, 2021.

Contract costs: Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. During the year ended December 31, 2021, the Company did not incur any contract costs.

Disaggregation of revenue: The Company does not disaggregate revenue other than by service line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Sole Member and accordingly, no provision has been made for income taxes in the accompanying financial statement. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. The 2020 and 2021 tax years for the Sole Member are open for examination by the U.S. federal, state and local tax authorities.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $66,541, which exceeded its requirement of $5,000 by $61,541. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was 0 to 1.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not incurred losses in this account.

Note 5 - Commitments and Contingent Liabilities

The Company has no commitments, nor any contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2021.

Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. The Company is not required to repay these expenses and these are not recorded as a liability of the Company in accordance with SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. During 2021, facilities, personnel, and administrative expenses that were not recorded by the Company and paid for by the Sole Member totaled $161,825. In the event that direct expenses of the Company are paid by the Sole Member, those expenses are allocated to the Company pursuant to regulations and those charges are recorded as capital contributions from the Sole Member. Direct expenses include, but are not limited to FINRA and SIPC assessments, registration and renewal costs, fees for the annual audit, fidelity bond premiums, etc. During 2021, the Company recorded $54,649 of capital contributions as a result of this agreement.

The sole member intends to continue to pay for expenses on behalf of the Company and treat such payments as contributions, and will make additional contributions if necessary, to enable the Company to continue to meet its regulatory capital requirements.

The Company has entered into a contract with Futurism, LLC, which has an ownership interest in its Sole Member, to provide non-exclusive merger and acquisition advisory services. There were no revenues earned or collected from this contract for the year ended December 31, 2021.

Note 7 - Impact of Covid-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the development and effectiveness of widespread testing or a vaccine.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2021 through the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SCHEDULE I

FM (USA), LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	74,485
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		7,944
NET CAPITAL		66,541
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	61,541
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

As of December 31, 2021, there are no material differences between the audited computation of net capital and the Company's computation of net capital.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014.

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487 8383
F: (201) 490 2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. FM (USA), LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the sale of privately held securities in both primary and secondary offerings, and (2) mergers and acquisitions services involving both buy and sell-side advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 1, 2022

FM (USA), LLC's
Exemption Report

FM (USA), LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the sale of privately held securities in both primary and secondary offerings, and (2) mergers and acquisitions services involving both buy and sell-side advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Lawrence Peccatiello, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________
Lawrence Peccatiello, CEO